FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File No. 000-30972

HIP ENERGY CORPORATION
(Translation of registrant’s name into English)

5548 Parthenon Place, West Vancouver, BC Canada  V7W 2V7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

HIP ENERGY CORPORATION

Interim Consolidated Financial Statements
(Unaudited)
(Expressed in US dollars)

August 31, 2012

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51‐102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

HIP Energy Corporation
Interim Consolidated Statements of Financial Position
(Expressed in US dollars)
(Unaudited – Prepared by Management)

	August 31, 2012 $	November 30, 2011 $

ASSETS

Current Assets

Cash	303,915	7,787
HST recoverable	12,322	9,928
Prepaid expenses	–	547

Total Current Assets	316,237	18,262

Equipment (Note 4)	22,593	28,443
Oil and Gas Properties (Note 5)	65,000	65,000

Total Assets	403,830	111,705

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current Liabilities

Accounts payable and accrued liabilities	27,254	80,275
Due to related parties (Note 9)	561,334	352,517
Advances payable – related parties (Note 9)	65,943	63,707

Total Current Liabilities	654,531	496,499

Promissory note payable - related party (Note 9)	407,890	–

Total Liabilities	1,062,421	496,499

Shareholders’ Deficiency

Share capital	4,409,168	4,409,168
Deficit	(5,067,759)	(4,793,962)

Total Shareholders’ Deficiency	(658,591)	(384,794)

Total Liabilities and Shareholders’ Deficiency	403,830	111,705

Nature of operations (Note 1)
Ability to continue as a going concern (Note 2)
Commitments (Notes 5, 6 and 10)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

HIP Energy Corporation
Interim Consolidated Statements of Comprehensive Loss
(Expressed in US dollars)
(Unaudited – Prepared by Management)

	Three Months Ended		Nine Months Ended
	August 31, 2012 $	August 31, 2011 $	August 31, 2012 $	August 31, 2011 $

EXPENSES
Amortization	1,950	1,950	5,850	5,850
Bank charges and interest	274	245	2,263	1,245
Consulting and secretarial (Note 9)	3,000	3,000	9,600	9,000
Foreign exchange loss	3,467	921	4,256	4,594
Management fees (Note 9)	72,498	72,498	217,494	217,494
Oil and gas exploration expenses	–	210,000	–	210,000
Office and miscellaneous	141	1,977	6,177	8,391
Professional fees	2,194	9,408	10,534	48,755
Shareholder information	392	–	392	680
Transfer agent and regulatory fees	584	611	2,747	2,044
Travel and promotion	–	–	6,594	3,392

Total expenses before other items	(84,500)	(300,610)	(265,907)	(511,445)

Other Items
Interest expense	(4,003)	–	(7,890)	–

Net loss and comprehensive loss for the period	(88,503)	(300,610)	(273,797)	(511,445)

Basic and diluted loss per share	(0.00)	(0.00)	(0.00)	(0.01)

Weighted average shares outstanding	60,728,000	60,728,000	60,728,000	60,728,000

HIP Energy Corporation
Interim Consolidated Statement of Changes in Equity
(Expressed in US dollars)
(Unaudited – Prepared by Management)

	Common
	Shares	Amount		Deficit		Total
	#	$		$		$

Balance – November 30, 2010	60,727,660		4,409,168		(4,125,754)		283,414

Net loss for the period	–		–		(511,445)		(511,445)

Balance – August 31, 2011	60,727,660		4,409,168		(4,637,199)		(228,031)

Balance – November 30, 2011	60,727,660		4,409,168		(4,793,962)		(384,794)

Net loss for the period	–		–		(273,797)		(273,797)

Balance –August 31, 2012	60,727,660		4,409,168		(5,067,759)		(658,591)

HIP Energy Corporation
Interim Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited – Prepared by Management)

	Nine Months Ended
	August 31, 2012 $	August 31, 2011 $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(273,797)	(511,445)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	5,850	5,850
Foreign exchange	2,225	2,732
Accrued interest on promissory note	7,890	–

Changes in non-cash working capital items:
HST recoverable	(2,394)	(1,504)
Due to related parties	208,817	250,191
Prepaid expenses	558	–
Accounts payable and accrued liabilities	(53,021)	16,628

Net cash used in operating activities	(103,872)	(237,548)

INVESTING
Exploration advances	–	210,000

Net cash provided by financing activities	–	210,000

FINANCING
Proceeds from promissory note	400,000	–

Net cash provided by financing activities	400,000	–

Net Cash Inflows (Outflows)	296,128	(27,548)

Cash, Beginning Of Period	7,787	35,290

Cash, Ending Of Period	303,915	7,742

Cash paid for income taxes during the period	–	–
Cash paid for interest during the period	–	–

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS

HIP Energy Corporation (the “Company”) was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (Notes 5 and 6). The Company did not previously have an operating business. The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”), on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 5. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”), on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 6. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

The Company’s registered office is Suite 404 – 999 Canada Place, Vancouver, British Columbia, V6E 3E2.

2.	BASIS OF PRESENTATION

Statement of compliance

The accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis. In 2010 Canadian generally accepted accounting principles (“GAAP”) was revised to incorporate IFRS, and required publicly accountable companies to apply IFRS standards effective for the years beginning on or after January 1, 2011. Therefore, the Company has begun reporting on the IFRS basis for these interim consolidated financial statements. Within these interim consolidated financial statements, the term Canadian GAAP refers to Canadian GAAP prior to the adoption of IFRS.

The Company’s interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements. This includes IAS 34, Interim Financial Reporting, and IFRS 1, First-Time Adoption of IFRS. Subject to certain transition elections disclosed in Note 12, the Company has consistently applied the same accounting policies in its opening IFRS consolidated statements of financial position and consolidated statements of comprehensive loss, including the nature and effect of changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended November 30, 2011. Comparative figures for the year ended November 30, 2011 in these interim consolidated financial statements have been restated to give effect to these accounting policy changes.

These interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP based audited annual financial statements for the year ended November 30, 2011. Material changes in reporting from the annual financial statements in Canadian GAAP to these interim consolidated financial statements in IFRS are discussed in Note 12.

Certain figures in the August 31, 2011 financial statements have been reclassified from Canadian GAAP to conform to the IFRS basis of presentation for the nine months ended August 31, 2012, including figures presented in Note 12.

The interim consolidated financial statements were authorized for issue by the Board of Directors on October 29, 2012.

Basis of measurement

The interim consolidated financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements relate to the assessment for impairment and useful life of oil and gas properties, plant and equipment, site restoration costs, valuation of future income tax assets and assumptions used in determining the fair value of non-cash stock-based compensation.

Going concern of operations

The Company operates on a going concern basis which contemplates that it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred significant net losses and negative cash flows from operations in prior years. The Company incurred a net loss of $273,797 during the nine months ended August 31, 2012 and, as of that date the Company’s deficit was $5,067,759 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The interim consolidated financial statements contain no adjustments that reflect the outcome of this uncertainty.

Oil and gas properties are recognized at their carrying amounts, which represent costs incurred to date and do not necessarily reflect present or future values.

These interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amount and classification of liabilities and the reported revenue and expenses that would be necessary should the Company be unable to continue as a going concern.

3	STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2012 or later periods.

The following amendments, revisions and new IFRSs, that have not been early adopted in these financial statements, will not have an effect on the Company’s future results and financial position:

i)	IFRS 1, First-time Adoption of International Financial Reporting Standards, amendments regarding Government Loans;

ii)	IFRS 7, Financial Instruments: Disclosures, amendments regarding Disclosures – Offsetting Financial Assets and Financial Liabilities;

iii)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)

iv)	IFRS 10, Consolidated Financial Statements (New; to replace consolidation requirements in IAS 27 (as amended in 2008) and SIC-12)

v)	IFRS 11, Joint Arrangements (New; to replace IAS 31 and SIC-13)

vi)	IFRS 12, Disclosure of Interests in Other Entities (New; to replace disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31)

vii)	IFRS 13, Fair Value Measurement (New; to replace fair value measurement guidance in other IFRSs)

viii)	IAS 1, Presentation of Financial Statements, amendments regarding Presentation of Items of Other Comprehensive Income

ix)	IAS 19, Employee Benefits (Amended in 2011)

x)	IAS 27, Separate Financial Statements (Amended in 2011)

xi)	IAS 28, Investments in Associates and Joint Ventures (Amended in 2011)

xii)	IAS 32, Financial Instruments: Presentation, amendments regarding Offsetting Financial Assets and Financial Liabilities;

xiii)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (New)

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

4.	EQUIPMENT

Oil & Gas Equipment
$

Cost

Balance at November 30, 2011 and August 31, 2012		39,000

Depreciation and impairment losses

Balance at November 30, 2011	10,557

Depreciation for the period	5,850

Balance at August 31, 2012	16,407

Carrying amounts

Balance at November 30, 2011	28,443

Balance at August 31, 2012	22,593

5.	OIL AND GAS PROPERTIES

	Texas Well Bores

	Opal	Other	Peak Wells	Total

Balance, December 1, 2010	$62,500	$5,000	$60,000	$127,500

Acquisition	–	–	–	–
Impairment	(62,500)	––	–	(62,500)

Balance, November 30, 2011 and August 31, 2012	$–	$5,000	$60,000	$65,000

Opal and other Well Bores

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 6, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production. During the year ended November 30, 2011, the Company recognized an impairment loss of $62,500 related to the Opal Well.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop the Well Bores using the HIP Downhole Technology. The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

6.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP Downhole Process Technology (“the Technology”). The Technology is proprietary downhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stock and agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of $Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 5, control the Company subsequent to the transactions.

In April 2010, the Company entered into a joint operating agreement with an operator to develop the Well Bores using the Technology. In consideration for their services, the operator will be granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to.

7.	SHARE CAPITAL

On October 20, 2009, the Company increased its authorized capital to an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at August 31, 2012 and November 30, 2011.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at August 31, 2012 and November 30, 2011.

8.	CAPITAL DISCLOSURES

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At August 31, 2012, the Company had cash of $303,915 (November 30, 2011 – $7,787).

The Company has identified business opportunities as noted in Notes 5 and 6. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the period.

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

9.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

a)	During the nine months ended August 31, 2012, the Company incurred $217,494 (2011 – $217,494) for management fees to directors, officers and private companies controlled by them.

b)	During the nine months ended August 31, 2012, the Company incurred $9,000 (2011 – $9,000) in consulting fees to officers.

c)	As at August 31, 2012, the Company owes $50,725 (CDN$50,000) (November 30, 2011 – $49,005) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

d)	As at August 31, 2012, the Company owes $561,334 (November 30, 2011 – $352,517) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)
As at August 31, 2012, the Company owes $15,218 (CDN$15,000) (November 30, 2011 – $14,702) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

f)
On March 4, 2012, the Company entered into a promissory note and received a loan of $400,000 from a lender, on behalf of a director of the Company, bearing interest at the Prime Rate plus 1%. The Prime Rate is the floating annual rate of interest based upon the HSBC Bank of Canada rate. The loan matures on March 4, 2014. As at August 31, 2012, the Company accrued $7,890 of interest.

10.	COMMITMENTS

a)
Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares of common stock as a finders’ fee. As at August 31, 2012, the shares had not been issued.

b)
The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years. In addition, stock options will be granted to acquire up to 4,000,000 shares of common stock at $0.25 per share for a period of five years.

11.	RISK MANAGEMENT

Overview

The Company is subject to state and federal environmental regulations. Management has designed procedures and policies to provide for environmental compliance however, due to the diversity of environmental laws and regulations, compliance at all times cannot be assured. Although management has taken steps to verify title on the properties on which it conducts exploration and in which it has an interest, these procedures may not guarantee the Company’s title. Property title may be at risk from unregistered prior agreements, unregistered claims, other land claims and non-compliance with regulatory and environmental requirements.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk

• Liquidity and funding risk

• Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $316,237 (November 30, 2011 - $17,715).

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at August 31, 2012, the Company’s working capital deficiency is $338,294. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

c)	Market Risk

i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $303,915 in cash at August 31, 2012. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	August 31, 2012	August 31, 2011

Cash	$(49)	$4,392
HST recoverable	12,322	9,578
Accounts payable and accrued liabilities	(13,715)	(60,590)
Due to related parties	(7,682)	(4,293)
Advances payable	(65,943)	(66,470)

	$(75,067)	$(117,383)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at August 31, 2012, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the nine months ended August 31, 2012. At August 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 5 of these consolidated financial statements of which significant production is not expected in the near future.

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

12.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company’s financial statements for the year ending November 30, 2012 will be the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was December 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be November 30, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are as follows:

Optional exemptions

a.	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to December 1, 2010.

b.	Leases

IFRS 1 allows an exemption for first-time adopters to determine whether an arrangement existing at the IFRS transition date contains a lease on the basis of facts and circumstances existing at the transition date, instead of the inception of the agreements.  The Company has elected to use this exemption.

c.	Cumulative translation differences

IFRS 1 allows an exemption for first-time adopters to deem cumulative translation differences to be $nil for foreign operations at the date of transition to IFRS. The Company has elected to use this exemption.

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. IFRS employs a conceptual framework that is similar to Canadian GAAP. The Company’s IFRS estimates as of December 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS 1 requires an entity to reconcile equity, comprehensive loss, and cash flows for prior periods. The changes made to the statements of financial position and statements of operations and comprehensive loss as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been disclosed.

The transition to IFRS resulted in reclassifications within shareholders’ equity. The contributed surplus, accumulated other comprehensive loss and opening deficit have been adjusted to reflect the retrospective application of IFRS. The adjustments resulted in reclassifications between contributed surplus, accumulated other comprehensive loss and deficit and, therefore, overall shareholders’ equity remains unchanged as presented in the statements of financial position below.

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

Reconciliation of pre-changeover Canadian GAAP equity, comprehensive loss and cash flows to IFRS

(i)	Reconciliation of statement of financial position as at August 31, 2011

	Canadian GAAP		Effect of Transition to IFRS		IFRS
	$		$		$

ASSETS

Current Assets

Cash		7,742	–			7,742
HST recoverable		9,578	–			9,578
Prepaid expenses		571	–			571

Total Current Assets		17,891	–			17,891

Equipment		30,393	–			30,393
Oil and Gas Properties		127,500	–			127,500

Total Assets		175,784	–			175,784

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and liabilities		61,392	–			61,392
Due to related parties		275,953	–			275,953
Advances payable – related parties		66,470	–			66,470

Total Liabilities		403,815	–			403,815

Shareholders’ Equity

Share capital		4,409,168	–			4,409,168
Contributed surplus		10,346	i	) (10,346)		–
Accumulated other comprehensive loss		(111,935)	ii) 111,935			–
Deficit		(4,535,610)	i),ii) (101,589)			(4,637,199)

Total Shareholders’ Equity		(228,031)	–			(228,031)

Total Liabilities and Shareholders’ Equity		175,784	–			175,784

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

(ii)	Reconciliation of statement of comprehensive loss for the three months ended August 31, 2011

	Canadian GAAP		Effect of Transition to IFRS		IFRS
	$		$		$

EXPENSES

Amortization		1,950		–		1,950
Bank charges and interest		245		–		245
Consulting and secretarial		3,000		–		3,000
Foreign exchange loss		921		–		921
Management fees		72,498		–		72,498
Oil and gas exploration expense		210,000		–		210,000
Office and miscellaneous		1,977		–		1,977
Professional fees		9,408		–		9,408
Transfer agent and regulatory fees		611		–		611

Net loss and comprehensive loss for the period		(300,610)		–		(300,610)

Basic and diluted loss per share		(0.00)		–		(0.00)

Weighted average number of shares outstanding		60,728,000		–		60,728,000

(iii)	Reconciliation of statement of comprehensive loss for the nine months ended August 31, 2011

	Canadian GAAP		Effect of Transition to IFRS		IFRS
	$		$		$

EXPENSES

Amortization		5,850		–		5,850
Bank charges and interest		1,245		–		1,245
Consulting and secretarial		9,000		–		9,000
Foreign exchange loss		4,594		–		4,594
Management fees		217,494		–		217,494
Oil and gas exploration expense		210,000		–		210,000
Office and miscellaneous		8,391		–		8,391
Professional fees		48,755		–		48,755
Shareholder information		680		–		680
Transfer agent and regulatory fees		2,044		–		2,044
Travel and promotion		3,392		–		3,392

Net loss and comprehensive loss for the period		(511,445)		–		(511,445)

Basic and diluted loss per share		(0.01)		–		(0.01)

Weighted average number of shares outstanding		60,728,000		–		60,728,000

HIP Energy Corporation
Notes to the Interim Consolidated Financial Statements
August 31, 2012
(Expressed in US dollars)
(Unaudited – Prepared by Management)

Notes to the reconciliation:

i)	Donated Capital

Under pre-changeover Canadian GAAP, the Company recorded donated management services for periods during which the Company did not incur management service charges.  Under IFRS these amounts would not be recognized.

ii)	Cumulative Translation Adjustment

A first-time adopter may elect to transfer the balance of cumulative translation adjustments up to date of transition to deficit. The Company has made this election.

HIP ENERGY CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (“MD&A”) for the fiscal period ended August 31, 2012

The following management discussion and analysis includes financial information from, and should be read in conjunction with our interim consolidated financial statements for the nine months ended August 31, 2012. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended November 30, 2011. This MD&A is dated October 29, 2012.

HIP Energy Corporation (“HIP” or the “Company”) reports its financial position, financial performance, changes in shareholders’ equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in US dollars. Previously, the Company reported in accordance with Canadian generally accepted accounting principles.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in U.S. dollars.

Historical Review of Business Operations:

On November 17, 2009, we changed our name from Bradner Ventures Ltd. (“Bradner”) to HIP Energy Corporation (“HIP” or the “Company”) and effected a five (5) for one (1) reverse stock-split of our issued and outstanding common stock. The name change and reverse stock-split were effected with the OTC Bulletin Board on November 19, 2009. Our trading symbol was changed from “BNVLF” to “HIPCF”. Also effective October 20, 2009, we effected an increase in our authorized capital to an unlimited number of common shares and an unlimited number of preferred shares. We received approval for the increase in authorized capital, reverse split and name-change at our annual general meeting of shareholders held on July 31, 2009.

On March 30, 2010, pursuant to an Asset Purchase Agreement dated March 14, 2010 between the Company, HIP Energy (Texas), Inc. (“HIP Texas”), a wholly-owned subsidiary of HIP, Equi Energy LLC (“EEL”), and HIP Energy Resources Limited (HIP Resources”), HIP Texas acquired from HIP Resources ownership of the Well Bores. The consideration for the sale and transfer of the Well Bores was the issuance of 20,000,000 common shares of HIP to EEL.

On March 30, 2010, pursuant to a License Agreement dated March 14, 2010 between the Company, HIP Energy (Nevada) Corporation (“HIP Nevada”), a wholly-owned subsidiary of HIP, HIP Technology Limited (“HIP Tech”), and Group Rich Development Limited, HIP Nevada acquired from HIP Tech, an exclusive worldwide license for use of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30,000,000 common shares of HIP to Group Rich and a royalty payment.

Under the License Agreement, HIP Nevada was granted a worldwide exclusive license to the HIP Downhole Process Technology for the purpose of developing, producing, using, selling or otherwise commercially exploiting all subject matter encompassed within the scope of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30,000,000 common shares of HIP to Group Rich and the grant of an agreed royalty structure on certain non-China ventures by HIP.

The royalty payment varies depending on the project. HIP Tech and HIP, collectively, will split any proceeds from a non-China Joint Venture as follows:

(i) On all Non-China joint venture related projects or operations on which the HIP Downhole Process Technology are being applied, HIP agrees to, subject to (ii) below, pay to Group Rich and HIP Tech (together the “Licensor”) a royalty fee equal to 25% of the gross revenue received by HIP from oil and gas wells where cumulative gross production per well exceeds more than 20 barrels of oil equivalences per day (Bblsoepd) for each monthly period. In the event cumulative production per well is equal to or less than 20 Bblsoepd for each monthly period, then the royalty will be reduced to 20% of the gross revenue received by HIP for all such wells.

Gross Average Production Per Well Per Day, calculated commencing from the day immediately after Well bore Commercialization	Percentage Payable to Licensor
Up to 20 barrels per well per day	20% Gross Revenue
Greater than 20 barrels per well per day	25% Gross Revenue

(ii) Immediately upon HIP completing an equity or debt financing of US$1,000,000 or more, the gross royalty set out in (i) will be reduced to a flat 25% of all net revenue derived by HIP from projects on which the HIP Downhole Process Technology is being applied.

Organizational Structure

HIP Energy Corporation

Our organizational structure is as follows:

HIP Texas is a wholly owned subsidiary that is governed by the laws of the state of Texas. It was incorporated for the purposes of holding title to the Well Bores.

HIP Nevada is a wholly owned subsidiary that is governed by the laws of the state of Nevada. It was incorporated for the purposes of holding our license to the HIP Downhole Process Technology.

Well Bore Acquisition Agreement:

On March 30, 2010, the Company acquired all rights, title and interest in and to 51 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas and an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totalling $250,000 plus and additional “audited and agreed amount to be provided by HIP Resources consisting of accrued development, equipment and lease operating costs incurred by HIP Resources on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production produced from the Opal Well. During the year ended November 30, 2011, the Company recognized an impairment loss of $62,500 related to the Opal Well.

As a condition of the Asset Purchase Agreement, on January 12, 2010, HIP, HIP Texas, and HIP Nevada entered into a joint operating agreement with TexLa Operating Company (“TexLa”), whereby TexLa agreed to develop the Well Bores using the HIP Downhole Process Technology. In consideration for their services, TexLa was granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to. This structure is intended to ensure that TexLa’s interest is aligned with HIP, as TexLa will have an operating interest in the Well Bores. Also as a condition of the Asset Purchase Agreement, the parties agreed to enter into a Non-Competition Agreement dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of the Company for a period of four years from the date of the agreement. In addition, as the License Agreement grants HIP a worldwide exclusive license to the HIP Downhole Process Technology, EEL and HIP Resources will not be able to use the HIP Downhole Process Technology on any well or well bores, except as provided under the License Agreement.

HIP Energy –Discussion on its Technology

Traditional oil exploration involves acquiring exploration or drilling rights, conducting seismic and other subsurface studies to estimate if oil and gas is present, and then drilling of the properties in order to attempt to discover and extract the oil and gas. The process can be extremely expensive and time consuming. Costs for drilling a single well have escalated dramatically and can run into the hundreds of thousands of dollars. Further, a significant percentage of all traditional exploration wells drilled each year end-up being dry holes. Our business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology.

Our initial focus has been to concentrate our operations on applying the HIP Downhole Process Technology to an existing and historically producing but abandoned well bores and reservoirs that have become non-commercial, uneconomic, depleted or damaged. We intend to demonstrate the value of the HIP Downhole Process Technology by improving the recovery of oil from well bores, after which we intend to acquire additional well bores that we believe could have an increase in production if the HIP Downhole Process Technology was applied to the well bores. We believe we can generate more revenues by participating in the development of the well bores, rather than by licensing the HIP Downhole Process Technology to third parties. We believe the Company will benefit from increased industry recognition of the HIP Downhole Process Technology, while generating an ongoing and sustained cash flow from the increased recovery of hydrocarbons.

According to data provided to us by HIP Tech under the License Agreement, the HIP Downhole Process Technology has dissipated the barrier of 23 impediments that restricted or shut in the reservoirs located in the West Texas field, where the Texas Well Bores are located. According to data provided to us by HIP Tech, the HIP Process was applied on several of the Well Bores during the period from 1998 through 2004. These Well Bores experienced an increase in production after the HIP Downhole Process Technology was applied.

Current Period Operations

During the past year, the Company’s focus has been to assemble a larger scale “test” project around various wellbores which it holds and has or is looking to potentially acquire  in East Texas and Louisiana.

The Company has assembled a larger control area in which to test the scalability of the HIP Technology, which is comprised of oil and gas leases on approximately 6,400 acres covering rights from the surface to the base of the Travis Peak formation. Within this larger control area, the Company also assembled 10 historically producing but dormant wellbores on which to test the HIP Technology. Of these wellbores, three were acquired previously from HIP Energy Resource Limited, and seven were purchased for $60,000 from Peak Energy Corp. of Dallas, Texas. The Company has completed construction of its 3 acre central facilities site on which the equipment necessary to test the HIP Technology (the “HIP Control Unit”) is being assembled. Pipeline connections of the HIP Control Unit to the 10 test wells are ongoing. To date, 8 of the 10 test wells have been piped to the HIP Control Unit, but the Company is waiting for the agreement of the Texas Parks and Wildlife Department before the well bore modifications and final hook-up of the wells can be completed. As at the time of this report, the Company remains unable to re-enter these lands and has thus focused its efforts on acquiring other leases in the surrounding area for which to test the HIP Tech..

The Company estimates that to carry out a 5 well test program on those areas it looks to acquire leases in, it will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit and to connect and finish modifications to the five  wells. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well.

Due to contract negotiations that are required to assemble the required acreage, which have not been completed, the Company has not been able to do any further testing of its HIP Down-hole technology on the proposed well bores.

Results of Operations

Three Month Period Ended August 31, 2012 Compared to the Three Month Period August 31, 2011

Our Company did not generate any revenues during the three months ended August 31, 2012. Expenses were $84,500 for the three months ended August 31, 2012, compared to $300,610 for the three months ended August 31, 2011. Expenses incurred in the three month period ended August 31, 2012 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination. Expenses incurred in the three month period ended August 31, 2011 included $210,000 of oil and gas expenses versus $0 for the three month period ended August 31, 2012.

Net loss was $88,503 or $(0.00) per share for the three months ended August 31, 2012, compared to a net loss of $300,610 or $(0.00) per share in the three months ended August 31, 2011. The decrease in the net loss during our first and second quarter 2012 as compared to our first and second quarter 2011 was due to a general decrease in operating expenses and a reduction in oil and gas expenses from $210,000 in 2011 to $0 in 2012.

Nine Month Period Ended August 31, 2012 Compared to the Nine Month Period August 31, 2011

Our Company did not generate any revenues during the nine months ended August 31, 2012. Expenses were $265,907 for the nine months ended August 31, 2012, compared to $511,445 for the nine months ended August 31, 2011. Expenses incurred in the nine month period ended August 31, 2012 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination. Expenses incurred in the nine month period ended August 31, 2011 included $210,000 of oil and gas expenses versus $0 for the nine month period ended August 31, 2012.

Net loss was $273,797 or $(0.00) per share for the nine months ended August 31, 2011, compared to a net loss of $511,445 or $(0.01) per share in the nine months ended August 31, 2011. The decrease in the net loss during our the nine months ended August 31, 2012 as compared to the nine months ended August 31, 2011 was due to a general decrease in operating expenses and a reduction in oil and gas expenses from $210,000 in 2011 to $0 in 2012.

Selected Quarterly and Year-to-Date Financial Information

The following table provides selected quarterly financial information for the three months ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards, and presented in U.S. dollars:

	Three Months Ended August 31, 2012	Three Months Ended August 31, 2011

Revenue	$Nil	$Nil

Net loss	(88,503)	(300,610)

Net loss per share (basic and fully diluted)	(0.00)	(0.00)

	As at August 31, 2012	As at November 30, 2011

Total assets	$403,830	$111,705

Shareholders’ deficiency	(658,591)	(384,794)

Summary of Quarterly Results

Selected consolidated financial information for each of the last eight quarters (unaudited):

	2012					2011
	(IFRS)					(Pre-changeover Canadian GAAP)
	August 31	May 31		February 29		November 30

Revenues	$ Nil	$	Nil	$	Nil	$ Nil

Net loss	(88,503)		(93,834)		(91,430)	(156,763)

Basic and Diluted earnings (loss) per share	(0.00)		(0.00)		(0.00)	(0.00)

	2011					2010
	(IFRS)					(Pre-changeover Canadian GAAP)
	August 31	May 31		February 28		November 30

Revenues	$ Nil	$	Nil	$	Nil	$ Nil

Net loss	(300,610)		(113,698)		(97,137)	(192,806)

Basic and Diluted earnings (loss) per share	(0.00)		(0.00)		(0.00)	(0.00)

Liquidity

We had cash and other current assets of $316,237 as at August 31, 2012, compared to $18,262 as at November 30, 2011. Current liabilities at August 31, 2012 were $654,531 compared to $496,499 at November 30, 2011. The Company has a working capital deficit of $338,294 at August 31, 2012, which management forecasts will require additional financing. Our Company’s normal operating expenses for the three months ended August 31, 2012 of $84,500 included amortization of $1,950, bank charges and interest of $274, professional fees (accounting, administration and legal) of $2,194, consulting and secretarial of $3,000, management fees of $72,498, office and miscellaneous of $141, shareholder information of $392, transfer agent and regulatory fees of $584 and foreign exchange loss of $3,467.

Our Company has limited financing upon which to continue our operations, and we anticipate that it will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit, and to connect and finish modifications to the five phase 1 wells referred to under “Current Period Operations” set out above. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well. We presently do not have any arrangements in place for the financing of our continued operations.

Operating Activities

Operating activities used cash of $103,872 for the nine months ended August 31, 2012, compared to $237,548 for the nine months ended August 31, 2011. The decrease is a result of lower operating expenses during the current quarter.

Investing Activities
We did not conduct any investing activities during the nine months ended August 31, 2012, compared to nor during the nine months ended August 31, 2011, however exploration advances of $210,000 that had been paid to the well bores operator were expensed during the nine month period ended August 31, 2011.

Financing Activities

Financing activities provided cash of $400,000 for the nine months ended August 31, 2012, compared to $Nil for the nine months ended August 31, 2011. The increase is a result of the Company entering into a promissory note with a lender, on behalf of a director of the Company.

Capital Resources

Financing

We plan to focus on those areas that will result in the production of oil and gas in the shortest time frame. In pursuing this objective, we plan to raise funds as required with the intent of minimizing dilution and maximizing return on funds deployed. Until such time as the HIP Downhole Process Technology is further developed and results in revenues from production of oil and gas from applied wells, we plan to primarily rely on traditional equity markets and if available, debt instruments to raise our required funding. During the year ended November 30, 2010, we raised $1,129,000 through the sale of common stock. The Company has not undertaken any additional equity financings since, but has received $400,000 in proceeds from the issuance of a promissory note.

Our Company has limited financing upon which to continue our operations, and we anticipate that we will require approximately $500,000 to complete construction and assembly of the HIP Technology control unit and to connect and finish modifications to the five phase 1 wells referred to under “Current Period Operations” set out above. Once completed, the Company expects that the cost of adding each of the remaining 5 wells will be approximately $40,000 per well. We presently do not have any arrangements in place for the financing of our continued operations.

Use of Funding

All funds received have been allocated to proving out the HIP Downhole Process Technology and for general working capital. If oil and gas production is attained from these low production or problematic wells using the HIP Process, we will then continue to expand our commercialization of the HIP Downhole Process Technology.

We plan on deploying monies in those prospect areas where we have the greatest understanding of the existing well bores and reservoirs. To this end, we plan to focus our initial efforts on using the HIP Process in well bores and basins in such regions as the Woodbine and Austin Chalk region of the U.S. These regions are low-risk and long-term energy producers. We will participate in such regions with landowners or companies that have access to leases located in geological trends that have demonstrated substantial historical production and have potential remaining reserves that can be exploited in a low-risk, systematic fashion.

Our initial project plan and budget was funded from earlier financing of $1,290,000 million.

Our sole tangible asset consists of the Well Bores and the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Downhole Process Technology on any of the well bores can be realized. The equipment required as part of the HIP Downhole Process Technology in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short-term plan is to apply and test the HIP Downhole Process Technology on a number of wells and wellbores acquired from HIP Resources. The results of these tests and the ongoing development and application of the HIP Downhole Process Technology will directly affect the Company’s ability to generate revenue and raise additional capital to further expand its programs and acquire any ongoing plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

China Joint Venture

We have had preliminary discussion with the applicable parties to form a joint venture (a “China Joint Venture”). Our discussion to-date have focused on the development of an initial pilot program to prove the economic viability of the HIP Downhole Process Technology on an agreed number of “beta” test well bores within a designated oilfield in China. After the economic viability of the HIP Downhole Process Technology has been proven, the HIP Downhole Process Technology will be applied on a large scale. As of the date of this report, we have not signed any definitive agreements with the applicable parties and they may cease discussions at any time. Further, although we are at an advanced stage of negotiations and agreement as to the financial terms, number of wells and contribution of the respective parties, we have not signed any letters of intent or memorandums of understanding regarding same at this time.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

a)	During the nine months ended August 31, 2012, the Company incurred $217,494 (2011 – $217,494) for management fees to directors, officers and private companies controlled by them.

b)	During the nine months ended August 31, 2012, the Company incurred $9,000 (2011 – $9,000) in consulting fees to officers.

c)	As at August 31, 2012, the Company owes $50,725 (CDN$50,000) (November 30, 2011 – $49,005) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

d)	As at August 31, 2012, the Company owes $561,334 (November 30, 2011 – $352,517) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)
As at August 31, 2012, the Company owes $15,218 (CDN$15,000) (November 30, 2011 – $14,702) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

f)
On March 4, 2012, the Company entered into a promissory note and received a loan of $400,000 from a lender, on behalf of a director of the Company, bearing interest at the Prime Rate plus 1%. The Prime Rate is the floating annual rate of interest based upon the HSBC Bank of Canada rate. The loan matures on March 4, 2014. As at August 31, 2012, the Company accrued $7,890 of interest.

SIGNIFICANT CHANGES TO ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

The Company’s financial statements for the year ending November 30, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was December 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be November 30, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are as follows:

Optional exemptions

a.	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to December 1, 2010.

b.	Leases

IFRS 1 allows an exemption for first-time adopters to determine whether an arrangement existing at the IFRS transition date contains a lease on the basis of facts and circumstances existing at the transition date, instead of the inception of the agreements.  The Company has elected to use this exemption.

c.	Cumulative translation differences

IFRS 1 allows an exemption for first-time adopters to deem cumulative translation differences to be $nil for foreign operations at the date of transition to IFRS. The Company has elected to use this exemption.

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. IFRS employs a conceptual framework that is similar to Canadian GAAP. The Company’s IFRS estimates as of December 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Adjustments on transition to IFRS

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows, it resulted in changes to the Company’s Statement of Financial Position and Statement of Shareholders’ Equity as described below:

i)	Donated Capital

Under pre-changeover Canadian GAAP, the Company recorded donated management services for periods during which the Company did not incur management service charges.  Under IFRS these amounts would not be recognized.

ii)	Cumulative Translation Adjustment

A first-time adopter may elect to transfer the balance of cumulative translation adjustments up to date of transition to deficit. The Company has made this election.

Uncertainties and Risk Factors

Financial Instruments

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk

• Liquidity and funding risk

• Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $316,237 (November 30, 2011 - $17,715).

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at August 31, 2012, the Company’s working capital deficiency is $338,294. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

c)	Market Risk

i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $303,915 in cash at August 31, 2012. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	August 31, 2012	August 31, 2011

Cash	$(49)	$4,392
HST recoverable	12,322	9,578
Accounts payable and accrued liabilities	(13,715)	(60,590)
Due to related parties	(7,682)	(4,293)
Advances payable	(65,943)	(66,470)

	$(75,067)	$(117,383)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at August 31, 2012, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the nine months ended August 31, 2012. At August 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties of which significant production is not expected in the near future.

Outstanding Securities

The authorized capital of our company consists of unlimited common and preferred shares without par value. As of August 31, 2012, there were 60,727,660 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company. The company has no options or warrants outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Nine Months Ended August 31, 2012	Nine Months Ended August 31, 2011

Management Fees	$217,494	$217,494
Other General and Administrative Expenses	$56,303	$293,951

Additional Information

Additional information relating to our company is available for viewing on the SEDAR website at www.sedar.com.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Richard Coglon, CEO, HIP Energy Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A, (together, the “interim filings”) of HIP Energy Corp. (the “issuer”) for the interim period ended August 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 29, 2012

“Richard Coglon”
Richard Coglon
CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Richard Coglon, CFO, HIP Energy Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A, (together, the “interim filings”) of HIP Energy Corp. (the “issuer”) for the interim period ended August 31, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 29, 2012

“Richard Coglon”
Richard Coglon
CfO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President
Date:  October 29, 2012